EXHIBIT 99(a)(1)(K)

To:	[Name]

From:	Lyris, Inc.

Date:	[DATE]

RE:	Lyris Option Exchange Program — Election Confirmation

Our records indicate that you have made the following elections to exchange eligible options pursuant to the Lyris Option Exchange Program:

Your election is as follows below.

Grant ID	Grant Date	Option Expriation Date	Total Number of Options Eligible For Exchange*	Exercise Price Per Share*		Total Number of New Options	Exchange Exercise Price		I Elect to Exchange This Option (Initial)
[NO]	[Date]	[Date]	[No.]	$	[Price]	[No.]	$	[1.575]	[fill in initial according to election form]

*Effective on March 12, 2012, Lyris effected a reverse stock split of its common stock at a ratio of 1 to 15. All share numbers and exercise prices in this Election Form have been adjusted accordingly to reflect post-split share numbers and exercise prices.

If the above does not reflect your intent, you may withdraw or change your election no later than 5:00 p.m., Pacific Time, on April 23, 2012 (the “Option Exchange Program Deadline”), unless we extend the deadline. In addition, if you change your mind regarding your election, you must also withdraw or change your election by Option Exchange Program Deadline. To withdraw or change your election to exchange an Eligible Option, you must before the Option Exchange Program Deadline properly complete, sign and return to us a new Election Form according to the directions on the new Election Form.

If you need to obtain another copy of your paper election form or if you have any questions, please contact Global Shares by email at lyris@globalshares.com.

Please save a copy of this election confirmation for your records.